UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)
Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐ ☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”), as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

RESOLUTIONS APPROVED BY THE BOARD OF DIRECTORS AT THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON JUNE 20, 2007

FIRST. Examination and approval, as the case may be, of the annual accounts (balance sheet, income statement and annual report) and of the management report of the Company and its consolidated group, for the fiscal year ending December 31, 2006, as well as of the corporate management during said fiscal year.

 “To approve the annual accounts (balance sheet, income statement and annual report) of the Company and its consolidated group for the fiscal year ending December 31, 2006, as well as the corporate management for the said fiscal year.”

SECOND. Application of fiscal year earnings and dividend distribution.

“To approve the application of the fiscal year earnings and dividend distribution proposed by the Board of Directors, in such a manner that the profit for fiscal year 2006, amounting to 1,804,770,201.61 euros, together with the retained earnings from fiscal year 2005, amounting to 648,793,745.87 euros, and which add up to a total of 2,453,563,947.48 euros, is distributed as follows:

Euros
To dividend (Maximum amount to be distributed pertaining to 1.64 euros/share for all 1,058,752,117 shares)	1,736,353,471.88
To retained earnings	717,210,475.60
TOTAL	2,453,563,947.48

It is expressly resolved to pay the shares entitled to dividends, the gross sum of 1.64 euros per share.  The dividend payment shall be made as from July 2, 2007, through the banks and financial institutions to be announced at the appropriate time, deducting from the amount thereof the gross sum of 0.50 euros per share, paid as an interim dividend on January 2, 2007 by virtue of a resolution of the Board of Directors dated October 24, 2006.”

THIRD. Appointment of Auditors for the Company and its Consolidated Group.

“To appoint as auditors for fiscal year 2007 the present external auditor Deloitte S.L., for both ENDESA, S.A. as well as for its Consolidated Group.

To contract with the said company the external audit of the accounts of ENDESA, S.A. and of its Consolidated Group, for fiscal year 2007, delegating to the Board of Directors, in the broadest terms, the determination of the further conditions of this contracting.”

FOURTH. Authorization for the Company and its subsidiaries to be able to acquire treasury stock in accordance with the provisions of article 75 and additional provision one of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).

I.	To revoke and make void, as to the unused portion, the authorization for the derivative acquisition of treasury stock, granted by the Annual General Shareholders’ Meeting held on February 25, 2006.

II.
To once again authorize the derivative acquisition of treasury stock, as well as the pre-emptive rights of first refusal in respect thereto, in accordance with article 75 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), under the following conditions:

a)  Acquisitions may be made through any means legally accepted, either directly by ENDESA, S.A. itself, by the Companies of its group, or by an intermediary person, up to the maximum figure permitted by Law.

b) Acquisitions shall be made at a minimum price per share of the par value and a maximum equal to their trading value plus an additional 5%.

c) The duration of this authorization shall be 18 months.

III.
The acquisitions may only be made as from the publication of the result of the Tender Offer lodged by ACCIONA and ENEL on shares of ENDESA, S.A. or, as the case may be, as from such time as the Tender Offer becomes void for any cause (or any other competing Tender Offer which may be lodged), in accordance with applicable securities market regulations.

FIFTH.  To set at ten (10) the number of members of the Board of Directors, in accordance with the provisions of article 37 of the Corporate Bylaws.

“To set at ten (10) the number of members to form the Company’s Board of Directors, within the minimum and maximum numbers provided by the Corporate Bylaws.”

SIXTH.  Appointment of a Company Director.

“Appointment of Mr. Fernando d’Ornellas Silva to the Board of Directors as established on article 38 of the company by-laws for a period of four years.  The status of said member will be set at level b as established on article 37 of the company’s by-laws.”

SEVENTH.  Appointment of a Company Director.

“Appointment of Mr. Borja Prado Eulate to the Board of Directors as established on article 38 of company by-laws for a period of four years.  The status of said member will be set at level b as established on article 37 of the company’s by-laws.”

EIGHTH.  Authorization to the Board of Directors for the execution and implementation of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for registration and processing of the said resolutions as a public instrument and for correction thereof, as appropriate.

"1.
To delegate to the Company’s Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

(i)
clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;

(ii)
execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

(iii)	delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2.
To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

(i)
carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

(ii)
appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission (“Comisión Nacional del Mercado de Valores”), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof.

Fernando d’Ornellas Silva

October 29, 1957 (Madrid)

Education: Licentiate ICADE E-3; Masters in Business Administration from Instituto de Empresa; Masters in Business Administration from IESE Barcelona (International Section)

Experience: Deputy CFO of Johnson & Johnson (1983-1985); CFO of Toyota Spain (1985-1992); CEO of Chrysler Spain and Chairman of Chrysler Portugal (1992-2004)

Present Occupation: CEO of Bergé Automoción (Since 2004)

Boards of Directors: CEO of Grupo Bergé; Vice Chairman of SKBergé Latin America; Chairman of Lexus Spain; Chairman of Hyundai Spain.

Other Activities: Vice Chairman of Asociación Nacional de Importadores de Automóviles (ANIACAM) (National Automobile Importer Association)

………………………………

Borja Prado Eulate

May 11, 1956 (Madrid)

Education: Attorney-at-Law

Professional Activity:

At present Mr. Prado is a member of the Board of Directors of the following companies:

Chairman and shareholder of Almagro Asesoramiento e Inversiones, S.A.

Member of the Board of Directors of Telecinco, a private television state that trades on the securities market, majority-owned by Mediaset

Member of the Board of Directors of Willis (Insurance Brokerage)